

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Justin Young
Principal Executive Officer
VS Trust
2000 PGA Boulevard, Suite 4440
Palm Beach Gardens, FL 33408

   Re: VS Trust
     Post-Effective Amendment No. 3 to Form S-1
     Filed March 28, 2024
     File No. 333-248430

Dear Justin Young:

  We have reviewed your post-effective amendment and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 3 to Form S-1 filed March 28, 2024

Incorporation by Reference of Certain Documents, page 101

1. We note that you have incorporated by reference previously filed Exchange Act reports other than those described in paragraphs (a)(1) and (2) of Item 12 of Form S-1. Please tell us why you are incorporating these older filings and on what basis you are able to do so, or revise to remove them.

Item 16. Exhibits and Financial Statement Schedules, page II-2

2. Reference is made to Exhibit 23.3. Please amend your filing to include a currently dated and signed consent from your independent registered public accounting firm. Additionally, we note your description of Exhibits 5.1 and 8.1. Prior to requesting effectiveness, please file final, signed opinions, not merely a "form of" those exhibits, and revise their descriptions in the exhibit index accordingly. Refer to Section 7 of the Securities Act and Item 601(b)(23) of Regulation S-K for guidance.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Crypto Assets

cc: Barry Pershkow